

Sarah Southwell · 3rd

 **Yonder**

CEO GroWise Be Well, LLC

Hamilton, Montana · 57 connections · **Contact info**

Experience



Founder
Yonder
Mar 2020 – Present · 3 mos
Hamilton, Montana, United States



Founder, CEO
GroWise Be Well
May 2018 – Present · 2 yrs 1 mo
Hamilton, MT

GroWise Be Well, LLC (GWBW) is a holistic and inspirational lifestyle company specializing in metaphysical tools for children of all ages.

Founder, Executive Director
GroWise Be Well Academy
Sep 2014 – Present · 5 yrs 9 mos
Hamilton, Montana

GroWise Be Well Academy (formerly known as Riverstone School) is devoted to cultivating a healthy learning environment that embraces each child's unique learning abilities, no matter their background or age. At GWBW Academy, students experience a holistic education utilizing an experiential and kinesthetic learning journey to encourage expression of their uni ...**see mor**

No alt text provided for this image   **Riverstone School Homepage**



Co-Founder, Co-Owner
ABC Acres

Sep 2012 – Present · 7 yrs 9 mos

Hamilton, MT

ABC acres is a permaculture farm in the Bitterroot Valley of Western Montana. Sustainable foo production, healthy living systems, and ecological design is what we are all about. Our cattle, chickens and pigs are out on open pasture, eating, resting and living the way nature intended.

…**see mor**

   **Home**

Skills & Endorsements

Manifestation

Motivational Speaking

Healthy Lifestyle

Show more ⌄



